

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Via E-mail
Mr. J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer
PetroQuest Energy, Inc.
400 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

Re: PetroQuest Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated January 22, 2015

Dear Mr. Clement:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Oil and Gas Reserves, page 7

1.   We have considered the material provided in your January 22, 2015 response letter, which clarifies certain aspects of your December 22, 2014 response letter, as well as the information provided in your prior response letters. As previously indicated, we believe that you will need to revise your determination and presentation of proved undeveloped reserves to comply with Rule 4-10(a) of Regulation S-X. In this regard, your description of procedures and various circumstances underlying changes to PUD reserves that were unrelated to conversions suggests that reasonable certainty of executing development plans had not been established. Further to this point, we note the following:

- In each of the years 2010 through 2014, you did not develop any of the reserve quantities from the oldest "layer" of PUD reserves, and in 2011, 2013 and 2014 you did not develop any of the reserve quantities from the three oldest "layers" of PUD reserves.

- Your actual drilling has consistently failed to follow schedules developed as part of your PUD determination. For example, you did not drill during 2014 any of the locations identified for drilling during that year as part of your December 31, 2013 PUD determination. Similarly, you did not drill during 2013 any of the locations identified for drilling during that year as part of your December 31, 2012 reserve determination, and you drilled during 2012 only 15 of 99 locations identified for drilling during that year as part of your December 31, 2011 PUD determination.

- Of the PUD locations identified in your December 31, 2011 and December 31, 2012 PUD determinations that were not drilled in the following year or subsequently sold, only a very small number have been subsequently drilled.

- For the three oldest "layers" in your PUD determinations as of December 31, 2012 and December 31, 2013, drilling had not proceeded according to the initial drilling schedule for the significant majority of PUD locations.

In view of the consistent variation between the drilling plans underlying your PUD determinations and your actual drilling activities, together with the recurring failure to develop PUD locations with 5 years of initial booking, revise your determination and presentation of PUD reserves to include only those locations for which you can demonstrate reasonable certainty and which otherwise comply with the definitions in Rule 4-10(a) of Regulation S-X. In particular, see the definitions in Rule 4-10(a) paragraphs 22, 24 and 31. Also, see Compliance and Disclosure Interpretation 131.04.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief